September 22, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549-3720

Attention:	Ameen Hamady
Kevin Kuhar
Deanna Virginio
Dorrie Yale

Re:	PMV Pharmaceuticals, Inc.
Registration Statement on Form S-1
File No. 333-248627

Acceleration Request
Requested Date:	September 24, 2020
Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, PMV Pharmaceuticals, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-248627) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Megan J. Baier at (212) 497-7736.

[Signature page follows]

Securities and Exchange Commission

September 22, 2020

Sincerely,

PMV PHARMACEUTICALS, INC.

/s/ David H. Mack
David H. Mack, Ph.D.

cc:	Winston Kung, PMV Pharmaceuticals, Inc.

Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.

Megan J. Baier, Wilson Sonsini Goodrich & Rosati, P.C.

Brian J. Cuneo, Latham & Watkins LLP

Richard Kim, Latham & Watkins LLP